UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2016

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

_________________________________________________________________

(Translation of Registrant’s Name Into English)

México

_________________________________________________________________

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

_________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA’s Annual Shareholders’ Meeting approves Ps. 1,400 million dividend payment

• Ps. 1,200 million share purchase reserve approved • Board of Directors ratified

Monterrey, Mexico, April 14, 2016—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), announced today that its Annual Shareholders’ Meeting approved, among other matters, the payment of a cash dividend of Ps. 1,400 million, or Ps. 3.50 per share, to be paid no later than April 30, 2016.

In addition, the Shareholders’ Meeting approved a share repurchase reserve of Ps. 1,200 million and authorized use of up to that amount to repurchase shares during 2016 and until the next annual meeting approves the 2016 results.

The members of the Board of Directors were also designated and/or approved as proposed. The composition of the corporate governance bodies is shown below.

Board of Directors

Member	Position	Series	Alternate
Diego Quintana Kawage	Chairman	BB
Alonso Quintana Kawage	Director	BB
Frédéric Paul Joseph DUPEYRON	Director	BB	Jacques Edouard Julien FOLLAIN
Luis Fernando Zárate Rocha	Director	B
José Luis Guerrero Álvarez	Director	B
Sergio Fernando Montaño León	Director	B
Elsa Beatriz García Bojorges	Independent Director	B
Alberto Felipe Mulás Alonso	Independent Director	B
Ricardo Gutiérrez Muñoz	Independent Director	B
Ricardo Maldonado Yañez	Independent Director	B
Felipe Duarte Olvera	Independent Director	B

SECRETARY OF THE BOARD OF DIRECTORS

Rodrigo Antonio Quintana Kawage	Secretary, not a member of the Board
Alfredo Domínguez Sánchez	Prosecretary

AUDIT COMMITEE

Elsa Beatriz García Bojorges	Chair

CORPORATE PRACTICES, FINANCE, PLANNING AND SUSTAINABILITY COMMITTEE

Alberto Felipe Mulás Alonso	Chair

This press release may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current information and expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” “estimate,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to update publicly its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates a hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,000 persons in order to offer passengers and clients airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2008. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit

• Webpage http://ir.oma.aero

• Twitter http://twitter.com/OMAeropuertos

• Facebook https://www.facebook.com/OMAeropuertos

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Vicsaly Torres Ruiz
Vicsaly Torres Ruiz
Chief Financial Officer

Date: April 15, 2016